Filed by Andeavor

(Commission File No. 001-03473)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Andeavor

(Commission File No. 001-03473)

The following is a letter sent by Gregory Goff, Andeavor’s Chair, President and Chief Executive Officer, to certain leaders at Andeavor on April 30, 2018 in connection with the merger between Andeavor and Marathon Petroleum Corporation.

Dear Leaders,

As you know, this morning we made a major announcement about our agreement to create a strategic combination with Marathon Petroleum, an integrated refining, marketing and logistics company concentrated primarily east of the Mississippi River and on the Gulf Coast. This agreement marks the next step in our journey. I am grateful for all of your efforts and leadership, which made this possible. I ask that you continue your strong leadership as we bring our teams along on this journey.

Through this strategic and highly complementary transaction, we have an opportunity to be part of an organization with national reach – one that will become the premier marketing, logistics and refining company in the U.S. The enhanced strength and diversification of the combined company will launch us into leadership positions in key segments of the energy industry where we compete. And we will bring together two strong cultures of safety and environmental stewardship, commitment to people and support for our communities.

We are just at the beginning of the process, and Andeavor and Marathon Petroleum will continue to operate as independent companies until the transaction closes. Your leadership will be essential in ensuring a smooth process, just as it has been in building Andeavor into the strong industry leader it is today.

It is vital that we continue our commitment to safety and working together to deliver our 2018 Business Plan, and to the many important projects underway to improve our Company.

In order to enable a smooth announcement and ensure our teams remain focused, it is essential that you lead in taking the following steps:

•	Engage with your teams quickly, and no later than tomorrow, regarding the transaction, its strategic rationale and impact on them, and how they should communicate with their direct reports.

•	Reiterate that we are committed to candid communications throughout this process, but note that due to regulatory constraints and the early stage of this process there are some questions we will not be able to answer.

•	Communicate the important role that your team plays in helping us to close this transaction (e.g., continued focus on running safe and reliable operations or providing critical support from the various administrative functions).

•	Emphasize how important it is to remain focused on safety and delivering the 2018 Business Plan.

•	Please remind your team not to reach out to their counterpart at MPC. The transition planning team will establish the appropriate protocol for this process.

Attached to this message you will find the press release[tesoro.us.newsweaver.com] announcing the transaction, the presentation[tesoro.us.newsweaver.com] that was used on this morning’s investor call, the key messages[tesoro.us.newsweaver.com] related to this transaction and a Q&A document[tesoro.us.newsweaver.com] to help you engage with your teams.

Please do not share any of these or any other written materials related to this announcement unless directed to do so by the transaction team with approval from Legal.

Thank you for your hard work, continued commitment and leadership.

Sincerely,

Greg Goff

Chairman, President and Chief Executive Officer

Key Messages

Strategic Key Messages

1.	Combines two highly complementary businesses to create the premier U.S. integrated marketing, logistics and refining company; establishes a geographically diversified industry leader that is well-positioned for long-term growth and value creation.

a)	This strategic combination creates the premier integrated U.S. marketing, logistics and refining company.

b)	Andeavor and Marathon Petroleum manage complementary businesses across 41 states and Mexico, with minimal geographic overlap.

c)	The combined company will immediately establish leadership positions in key segments of the downstream and midstream markets.

d)	The combination will generate significant shareholder value with a commitment to returning capital to shareholders and to delivering approximately $1 billion in annual synergies within the first three years.

e)	The combination provides an even greater opportunity to create value for our many stakeholders.

f)	We expect the transaction to close in the second half of 2018, subject to customary closing conditions, including approval by the shareholders of both companies and the receipt of regulatory approval.

2.	Forms a high-quality marketing business with almost 12,000 branded outlets nationwide

a)	Brings together Andeavor’s strong presence in the Western U.S. and Mexico with Marathon Petroleum’s strength in the Eastern U.S. and both companies’ presence in the Midwest to create a company with an attractive footprint across growing markets.

b)	Additionally, the combined company’s collection of strong brands — Speedway, SuperAmerica, ARCO, Marathon — will be better positioned to serve a broad customer base than either company would be able to alone.

c)	Combining these two businesses will build a leading wholesale and retail marketing business and unlock substantial efficiencies.

d)	Creates a nationwide loyalty program, driving better customer engagement and revenue opportunities.

3.	Full-service energy logistics business, well-positioned in all key regions of the U.S. with a diversified and robust platform for growth

a)	Together the two companies would own the majority share of two leading MLPs with $36 billion in combined equity value and $54 billion in combined enterprise value.

b)	Will have diversified customer offering across key energy-producing regions and enhanced use of operating capabilities across the system.

c)	The combined company’s increased operational and financial resources would allow it to expand its logistics business through attractive organic investments and strategic acquisitions.

d)	Provides opportunity to create additional value through an MLP combination that would optimize the balance sheet, corporate structure and capital structure.

4.	Diversified, feedstock-advantaged refining portfolio in the most attractive refining regions

a)	The combined company will create the largest and most diversified U.S. refining portfolios with 16 refineries and over 3 million BPD of throughput capacity.

b)	Together, we will deliver best-in-class operating capability and substantial system synergies, increasing refining margins.

c)	By bringing together Andeavor and Marathon Petroleum’s highly complementary refining footprints, this transaction will create the most geographically diversified portfolio in the U.S.

d)	The company will have access to advantaged feedstocks from the most prolific oil producing regions in the U.S. with convenient access to our refining assets.

People, Environment and Community Key Messages

5.	A larger, more diversified company with enhanced financial, technological and operational resources creates many opportunities

a)	Andeavor and Marathon Petroleum operate two very complementary businesses with a shared commitment to our exceptional teams and the continued investment in our assets.

b)	With this strategic combination, we are committed to approaching this process with the highest level of respect for our people and to meet the needs of the business.

c)	We acknowledge that when you combine two companies, there will be some overlap of roles and capabilities as we integrate. We are committed to treating our people with dignity and respect throughout the entire process.

i.	As a combined company, there will be fewer jobs as we expect some overlap in corporate functions when we combine our organizations.

d)	Between the two companies there is very little overlap in our field operations. It is important to remember that today’s announcement is just the first step in the process. The transaction is expected to close in the second half of 2018, and is subject to customary closing conditions, including approval by the stockholders of both companies and the receipt of regulatory approval.

e)	As always, we must remain focused and continue to operate our business in a manner consistent with our Guiding Principles for the benefit of our people and many other stakeholders. We must remain focused on running our business safely and responsibly.

f)	Combining two highly complementary companies creates an exceptionally strong organization that is well positioned for the future.

g)	We know you will have thoughts, questions, concerns and ideas over the coming months, and we are committed to communicating regularly and engaging with you throughout the process.

h)	If, and until, the transaction closes, we remain two separate companies and will continue to run our business in an effective and efficient manner.

6.	The combined company will be called Marathon Petroleum and the Corporate Headquarters for the combined company will be in Findlay, Ohio. The combined company will have a presence in San Antonio.

7.	Strong culture of safety and environmental stewardship, commitment to people and community engagement

a)	Andeavor and Marathon Petroleum share a commitment to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity. The combined company will continue to create value for its many stakeholders and manage its business to promote environmental stewardship, community investment and economic benefit for stakeholders where it operates.

b)	There are no immediate plans for changes to the community investment initiatives Andeavor has in place. In fact, we hope this transaction will provide us additional opportunities to further our community engagement.

Financial Key Messages

8.	Transaction is compelling to both sets of shareholders and positions the combined company to create value and drive shareholder returns

a)	Andeavor shareholders will elect to receive either $152.27 in cash or 1.87 shares of Marathon Petroleum stock for each share of Andeavor stock, representing a 24.4% premium as of April 27, 2018, subject to proration and allocation whereby approximately 15% of the Andeavor shares will receive cash and the remainder stock of Marathon Petroleum. This transaction structure provides Andeavor shareholders electing stock with the opportunity to participate in future value creation through their ownership stake of the combined entity.

b)	The transaction is expected to be highly accretive to Marathon Petroleum shareholders on both an EPS and cash flow basis in 2019, the first full year of combined operations.

c)	The combination unlocks approximately $1 billion in annual synergies within the first three years and positions the company to generate a 12% EBITDA CAGR through 2021, double what Marathon Petroleum was expected to achieve on a standalone basis.

d)	Marathon Petroleum expects to see continued strong, through-cycle dividend growth of greater than 10%, in addition to the effective +24% projected dividend increase Andeavor shareholders will benefit from following the close of the transaction.

9.	The combination creates a company with a stronger credit profile, backed by enhanced financial growth, cash flow generation and balance sheet strength
a)	The combined company will be committed to improving investment grade credit ratings and to supporting capital return for shareholders.

b)	The combined company will have enhanced geographic diversity and significant earnings representation from more stable logistics and retail segments.

c)	Incremental cash generated by this transaction is expected to be in excess of $5 billion in the next five years.

Customer Key Messages

10.	We will be a larger, stronger organization that will be better positioned to serve our customers.

a)	We will now be able to expand our capabilities through a larger refining, logistics marketing platform across a wider geography.

b)	Our combination will form a high-quality marketing business with almost 12,000 convenience stores nationwide.

c)	It will also create a full-service energy logistics business, well-positioned in all key regions of the U.S. with a diversified and robust platform for growth.

d)	And it will make us the top refiner by capacity in the U.S., enabling us to deliver best-in-class operating capability.

e)	Our focus on delivering the highest quality service and products to our customers and maintaining strong partnerships will not change.

MLP Key Messages

11.	Andeavor is committed to growing the value of its combined logistics portfolio and the current robust logistics growth strategy will be deployed across the expanded portfolio.

a)	There will be no immediate changes as both Andeavor and Marathon Petroleum’s MLPs will continue to operate as independent companies.

b)	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations and it would be premature to discuss.

c)	Marathon Petroleum will evaluate the structure of the MLPs at the appropriate time post-closing, including growth opportunities in key regions and capital structure, funding, and liquidity.

EMPLOYEE Q&A

Q&A SECTIONS

•	GENERAL

•	EMPLOYMENT

•	COMPANY STRUCTURE

•	BRANDING

•	SHORT TERM IMPACT

•	ABOUT MARATHON PETROLEUM

•	OTHER

GENERAL

1.	Who is Marathon Petroleum?

•	Marathon Petroleum is an independent refining, marketing and logistics company headquartered in Findlay, Ohio.

•	Marathon Petroleum operates refineries in Canton, Ohio; Catlettsburg, Kentucky; Detroit, Michigan; Texas City, Texas; Garyville, Louisiana; and Robinson, Illinois.

•	Marathon Petroleum’s retail operations include the Speedway retail chain, which has 2,770 retail service stations and convenience stores in the Midwest, Northeast, Southeast and Gulf Coast regions of the U.S.

•	Marathon Petroleum is a company that we know well. They share our belief in the integrated business model, and in our commitment to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity.

2.	Why is Andeavor combining with Marathon Petroleum?

•	This transaction will combine our business with Marathon Petroleum’s complementary footprint and operations to create the premier, integrated marketing, logistics and refining company with national reach.

•	Andeavor is an ideal strategic and geographic fit with Marathon Petroleum. By combining our businesses, we will become a geographically-diversified industry leader, spread across 41 states; our marketing operations overlap in just two states.

•	The combination provides an even greater opportunity to create value for our many stakeholders.

3.	Why is this good for Andeavor employees?

•	Our people will be crucial to the new company we create, and will have access to broader opportunities that come from being part of a larger, more diversified company with enhanced financial, technological and operational resources.

•	Andeavor and Marathon Petroleum operate two very complementary businesses with a shared commitment to our exceptional teams and the continued investment in our assets.

•	Andeavor and Marathon Petroleum share a commitment to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity.

4.	When will the transaction be complete?

•	We expect the transaction to close in the second half of 2018, subject to customary closing conditions, including approval by the shareholders of both companies and the receipt of regulatory approval.

5.	Why are we doing this right after the Western deal and corporate identity changes?

•	We are proud of the work that has gone into creating Andeavor.

•	While we will miss the Andeavor name, we believe this combination brings substantial benefits to our stakeholders and that it is the right time for this strategic combination with Marathon Petroleum.

EMPLOYMENT

6.	Will positions be eliminated?

•	Yes, we acknowledge that when you combine two companies, there will be some overlap of roles and capabilities as we integrate.

•	As a combined organization, there will be fewer jobs as we expect some overlap in corporate functions.

•	Between the two companies, there is very limited overlap in our field operations.

•	We are committed to treating our people with dignity and respect throughout the entire process.

7.	If positions are eliminated, will severance be provided to those impacted?

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	If positions are eliminated, we anticipate severance packages will follow each company’s respective plans until further notice.

8.	Is the company offering retention bonuses?

•	Certain employees may be offered a retention agreement. This is a business needs decision and retention package terms are confidential.

9.	Will the combined company be headquartered in San Antonio?

•	The Corporate Headquarters for the combined company will be in Findlay, Ohio.

•	The combined company will have a presence in San Antonio.

10.	What will happen to the Tempe office? What about the Denver office?

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

11.	What are the plans for our office locations or our field locations?

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

12.	Will my pay or benefits change?

•	There are no immediate changes to your pay or benefits. Until the transaction is closed, Andeavor and Marathon Petroleum will operate as independent companies.

•	It is very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

13.	We have varying marketing models between the two companies. What’s going to change?

•	This strategic combination creates the opportunity for brand consolidation in our Marketing/Retail business to achieve certain synergies.

•	However, it is very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

14.	How does this transaction fit with being a purpose-driven company?

•	Andeavor and Marathon Petroleum share a commitment to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity.

•	We are proud of the engagement and energy our people have devoted to our Purpose journey which has contributed to this opportunity to become the premier marketing, logistics and refining company in the country by combining with Marathon Petroleum.

15.	What will be the leadership of the combined company?

•	Gary R. Heminger will remain Chairman and Chief Executive Officer of Marathon Petroleum following the closing of the transaction.

•	Following the closing of the transaction Greg Goff, Andeavor Chairman and Chief Executive Officer, will join Marathon Petroleum as Executive Vice Chairman and be based in San Antonio.

•	As Vice Chairman of the Board, Mr. Goff will provide leadership with respect to the strategy for the combined company.

•	As an executive at Marathon Petroleum following closing, Mr. Goff will be integrally involved in developing the competitive strategy of the combined company.

•	The combined company’s board will include 4 members from the current Andeavor board.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

16.	Is my current job offer from Andeavor still valid?

•	Until the transaction is closed, Andeavor and Marathon Petroleum will operate as independent companies.

•	All current offers of employment are still valid. Please contact your recruiter/company contact with questions.

17.	What happens to our Union collective bargaining agreements?

•	Until the transaction is closed, Andeavor and Marathon Petroleum will operate as independent companies.

•	Any collective bargaining agreements remain in place.

18.	Will ExComm stay with the new Company? How soon after close do we expect senior leadership roles to change?

•	Greg Goff will become Executive Vice Chairman of the combined company following the closing of the transaction

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

BRANDING

19.	What will be the name of the combined company?

•	The combined company will be called Marathon Petroleum.

20.	Will we rebrand our retail locations?

•	This strategic combination creates the opportunity for brand consolidation in our Marketing/Retail business to achieve certain synergies.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Our priority is to deliver our 2018 Business Plan.

21.	Should we stop conversion of our identity to Andeavor? How do we handle the Andeavor materials and collateral we have?

•	There are no immediate changes to our day-to-day operations. Until the transaction is closed, Andeavor and Marathon Petroleum will operate as independent companies. Decisions and plans regarding our identity conversion activities will be evaluated.

•	In alignment with Company policy, all materials and media that display the Company logo must be authorized and in compliance with our corporate identification standards. Approval can be secured by emailing logopermission@andeavor.com.

22.	What is the status of the merchandise exchange, will I still receive Andeavor merchandise?

•	Today’s announcement is the first step in a process and we will provide updates on the merchandise exchange program in due course.

SHORT-TERM IMPACT

23.	Will Projects One and Swift Continue?

•	There are no immediate changes to our day-to-day operations.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Our priority is to deliver our 2018 Business Plan.

•	Decisions and plans for these important initiatives will be reviewed and a course of action will be determined.

24.	What special projects or initiatives will continue?

•	There are no immediate changes to our day-to-day operations.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Our priority is to deliver our 2018 Business Plan.

•	If you have questions about specific projects you have been working on it is best to inquire directly with those leadership teams.

25.	What does this mean for the transition of pipeline control from Bloomfield, Rangeland and Wamsutter to the SAT PCC?

•	There are no immediate changes to our day-to-day operations.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Our priority is to deliver our 2018 Business Plan.

26.	We have not heard about the 2018 ICP plan. Will we have one for 2018?

•	We will have a 2018 ICP and details will be communicated after Q1 earnings are announced.

•	The ICP plan and metrics were developed late in the fourth quarter of 2017 and approved in the first quarter of 2018 by the Board of Directors and the timing and rollout is generally consistent with what we have done previously.

27.	How will this affect efforts to fill open positions? How does this affect job offers that are outstanding?

•	There are no immediate changes to our day-to-day operations.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Our priority is to deliver our 2018 Business Plan.

•	We remain focused on building the best team in the industry.

28.	What does this mean for someone in the process of relocating, but has not yet completed the move?

•	We will honor commitments made to our new and existing employees.

•	No new commitments should be made without approval from the Chief Human Resources Officer.

ABOUT MARATHON PETROLEUM

29.	What are Marathon Petroleum’s values and guiding principles?

•	Marathon Petroleum is a company that we know well. They share our commitment to an integrated business model and to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity.

30.	Are the strategies of the two companies similar?

•	Andeavor and Marathon Petroleum share a commitment to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity. Both companies are committed to an integrated Business Model that when combined, will form the premier integrated marketing, logistics and refining company in the US.

31.	When will we get to meet Marathon Petroleum and their leadership team?

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

32.	When will we start engaging with our counterparts at Marathon Petroleum?

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Until the transaction is closed, Andeavor and Marathon Petroleum will operate as independent companies.

•	Our priority is to deliver our 2018 Business Plan.

33.	Does Marathon Petroleum have a renewables program? What will happen to Virent and other renewables efforts already underway?

•	There are no immediate changes to our day-to-day operations.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Our priority is to deliver our 2018 Business Plan.

34.	How will the approval process work for any items not currently incorporated into the 2018 Business Plan, such as major capital projects and M&A?

•	There are certain covenants we have entered into with Marathon Petroleum related to unplanned capital expenditure. Please check with Andeavor’s legal team before committing to new capital expenditure that is not in the Business Plan agreed for 2018 – 2020.

•	There are no immediate changes to our day-to-day operations.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Our priority is to deliver our 2018 Business Plan.

35.	How much of the new company’s focus and culture will come from Andeavor?

•	Andeavor and Marathon Petroleum share a commitment to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity. Both companies are committed to an integrated Business Model that when combined, will form the premier integrated marketing, logistics and refining company in the US.

36.	How do we handle ongoing negotiations with external entities? Can we still make longer term commitments in those efforts?

•	There are certain covenants we have entered into with Marathon Petroleum related to making material commitments with third parties/external entities. Please check with Andeavor’s legal team before entering into any new commitment or contract.

•	There are no immediate changes to our day-to-day operations.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Our priority is to deliver our 2018 Business Plan.

37.	Will Marathon Petroleum honor Andeavor’s commitments to external parties, such as Union agreements, local councils, charities, and government agencies?

•	The combined company will remain committed to a collaborative, positive relationship with its unions and regulators and being an active member of its communities.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

OTHER

38.	Are you going to merge the MLPs?

•	Andeavor is committed to growing the value of its combined logistics portfolio and the current robust logistics growth strategy will be deployed across the expanded portfolio.

•	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

•	Our priority is to deliver our 2018 Business Plan.

39.	Do we anticipate any issues in getting government approval?

•	Given the minimal geographic overlap in our businesses, we would expect a thorough review but do not anticipate major issues.

40.	I am a stockholder/unitholder in the Company, how will my investments be impacted?

•	Andeavor shareholders will elect to receive either $152.27 in cash or 1.87 shares of Marathon Petroleum stock for each share of Andeavor stock, representing a 24.4% premium as of April 27, 2018, subject to proration and allocation whereby approximately 15% of the Andeavor shares will receive cash and the remainder stock of Marathon Petroleum. This transaction structure provides Andeavor shareholders electing stock with the opportunity to participate in future value creation through their ownership stake of the combined entity.

41.	What synergies do we expect to realize with the new Company?

•	The combined company anticipates annual run-rate synergies of approximately $1 billion to be achieved within the first three years after the close of the transaction.

42.	How do I address my team’s reaction to the announcement given all the accomplishments we achieved over the past few years?

•	Offer a conversation to people who are struggling to connect with the change and listen to their point of view. It is important to be heard as it allows people to let go and move forward.

•	You may want to remind our people of the following:

•	It is normal to have difficulty with change of this scale, especially when you have all worked so hard individually and as a team to build Andeavor

•	Andeavor and Marathon Petroleum operate two very complementary businesses with a shared commitment to our exceptional teams and the continued investment in our assets.

•	Our people will be crucial to the new company we create, and will have access to broader opportunities that come from being part of a larger, more diversified company with enhanced financial, technological and operational resources.

•	Remind the employee of the Employee Assistance Program services available to them at no cost.

•	24 hours a day, 365 days a year

•	Call (888) 993-7650

•	Visit Deer Oaks Online: https://www.deeroakseap.com/member-login/

•	User ID: andeavor

•	Password: andeavor

•	It is important to focus what we can control and not speculate on what we do not know. We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations

•	Our priority is to deliver our 2018 Business Plan.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation

This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov[tesoro.us.newsweaver.com], from ANDV at its website, www.andeavor.com[tesoro.us.newsweaver.com], or by contacting ANDV’s Investor Relations at 210-626-4757.

Participants in the Solicitation Relating to the Merger

MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.